UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. 1)

Quorum Health Corporation

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

74909E106

(CUSIP Number)

Shulamit Leviant, Esq.

Davidson Kempner Capital Management LP

520 Madison Avenue, 30th Floor

New York, NY 10022

(212) 446-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 74909E106

(1)	Name of reporting person M. H. Davidson & Co.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: New York

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 24,367
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 24,367

(11)	Aggregate amount beneficially owned by each reporting person: 24,367
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 0.07%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 74909E106

(1)	Name of reporting person Davidson Kempner Partners
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: New York

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 149,171
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 149,171

(11)	Aggregate amount beneficially owned by each reporting person: 149,171
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 0.45%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 74909E106

(1)	Name of reporting person Davidson Kempner Institutional Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 328,354
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 328,354

(11)	Aggregate amount beneficially owned by each reporting person: 328,354
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 1.00%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 74909E106

(1)	Name of reporting person Davidson Kempner International, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: British Virgin Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 359,257
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 359,257

(11)	Aggregate amount beneficially owned by each reporting person: 359,257
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 1.09%
(14)	Type of reporting person (see instructions): CO

CUSIP No. 74909E106

(1)	Name of reporting person Davidson Kempner Distressed Opportunities Fund LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 782,997
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 782,997

(11)	Aggregate amount beneficially owned by each reporting person: 782,997
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 2.38%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 74909E106

(1)	Name of reporting person Davidson Kempner Distressed Opportunities International Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 1,327,380
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 1,327,380

(11)	Aggregate amount beneficially owned by each reporting person: 1,327,380
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 4.03%
(14)	Type of reporting person (see instructions): CO

CUSIP No. 74909E106

(1)	Name of reporting person Davidson Kempner Capital Management LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): AF (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 2,971,526
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 2,971,526

(11)	Aggregate amount beneficially owned by each reporting person: 2,971,526
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 9.03%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 74909E106

(1)	Name of reporting person Anthony A. Yoseloff
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): AF (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 2,971,526
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 2,971,526

(11)	Aggregate amount beneficially owned by each reporting person: 2,971,526
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 9.03%
(14)	Type of reporting person (see instructions): IN

Explanatory Note

This Amendment No. 1 to the Schedule 13D (this “Amendment No. 1”) filed by the Reporting Persons relates to the continuation of discussions between the Reporting Persons and Quorum Health Corporation, a Delaware corporation (the “Issuer”) since the date of the Schedule 13D filed on April 11, 2019 with respect to the Common Stock of the Issuer (the “Schedule 13D Filing”). This Amendment No. 1 amends and supplements the Schedule 13D Filing. Except as otherwise specified in this Amendment No. 1, all previous Items are unchanged. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings as are ascribed to such terms in the Schedule 13D Filing.

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

(a), (f) This Schedule 13D is being jointly filed by:

(i) M. H. Davidson & Co., a New York limited partnership (“CO”). M.H. Davidson & Co. GP, L.L.C., a Delaware limited liability company, is the general partner of CO. DKCM (as defined below) is responsible for the voting and investment decisions of CO;

(ii) Davidson Kempner Partners, a New York limited partnership (“DKP”). MHD Management Co., a New York limited partnership (“MHD”), is the general partner of DKP and MHD Management Co. GP, L.L.C., a Delaware limited liability company, is the general partner of MHD. DKCM is responsible for the voting and investment decisions of DKP;

(iii) Davidson Kempner Institutional Partners, L.P., a Delaware limited partnership (“DKIP”). Davidson Kempner Advisers Inc., a New York corporation, is the general partner of DKIP. DKCM is responsible for the voting and investment decisions of DKIP;

(iv) Davidson Kempner International, Ltd., a British Virgin Islands business company (“DKIL”). DKCM is the investment manager of DKIL and is responsible for the voting and investment decisions of DKIL;

(v) Davidson Kempner Distressed Opportunities Fund LP, a Delaware limited partnership (“DKDOF”). DK Group LLC, a Delaware limited liability company, is the general partner of DKDOF. DKCM is responsible for the voting and investment decisions of DKDOF;

(vi) Davidson Kempner Distressed Opportunities International Ltd., a Cayman Islands exempted company (“DKDOI”). DK Management Partners LP, a Delaware limited partnership, is the investment manager of DKDOI. DKCM is responsible for the voting and investment decisions of DKDOI;

(vii) Davidson Kempner Capital Management LP, a Delaware limited partnership and a registered investment adviser with the U.S. Securities and Exchange Commission act as investment manager to each of CO, DKP, DKIP, DKIL, DKDOF and DKDOI (“DKCM”), either directly or by virtue of a sub-advisory agreement with the investment manager of the relevant fund. DKCM GP LLC, a Delaware limited liability company, is the general partner of DKCM. The managing members of DKCM are Anthony A. Yoseloff, Eric P. Epstein, Avram Z. Friedman, Conor Bastable, Shulamit Leviant, Morgan P. Blackwell, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, Joshua D. Morris and Suzanne K. Gibbons; and

(viii) Anthony A. Yoseloff, a U.S. citizen, through DKCM, is responsible for the voting and investment decisions relating to the securities held by CO, DKP, DKIP, DKIL, DKDOF and DKDOI reported herein.

Each of the foregoing is referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons have entered into a joint filing agreement, dated as of April 10, 2019, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.

The filing of this Schedule 13D should not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the shares reported herein.

Each of the executive officers and directors is identified on Schedule 1 hereto, along with such person’s country of citizenship.

(b) The address of the principal business office of each of the Reporting Persons is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022.

(c)

(i) The principal business of CO is investment management.

(ii) The principal business of DKP is investment management.

(iii) The principal business of DKIP is investment management.

(iv) The principal business of DKIL is investment management.

(v) The principal business of DKDOF is investment management.

(vi) The principal business of DKDOI is investment management.

(vii) The principal business of DKCM is acting as investment manager to each of CO, DKP, DKIP, DKIL, DKDOF, DKDOI and other investment entities either directly or by virtue of a sub-advisory agreement with the investment manager of the relevant fund.

(viii) The principal business of Anthony A. Yoseloff (“Yoseloff”) is to invest for funds and accounts under his management.

(d) and (e) During the past five years, none of the Reporting Persons (nor any of the persons listed on Schedule 1) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

Representatives of the Reporting Persons have had discussions with the representatives of the Issuer with respect to the Reporting Persons’ investment in the Issuer and Issuer’s current financial condition and liquidity position. In connection with their investment, the Reporting Persons expect to have additional discussions or meetings from time to time with representatives and advisors of the Issuer, including discussions with respect to (i) plans involving changes in the management, composition of the board of directors, policies, operations, capital structure or business of the Issuer, including without limitation a recapitalization or restructuring of the Issuer, and/or (ii) other strategic alternatives, including without limitation, debt or equity investments in the Issuer, the sale of all or part of the Reporting Persons’ holdings or participation in a transaction or series of transactions that would result in a change of control of the Issuer.

In addition, the Reporting Persons may, from time to time: (a) have discussions with other security holders and creditors of the Issuer, knowledgeable industry or market participants or others with respect to the matters set forth above and/or (b) make one or more proposals with respect to the matters set forth above. The discussions, ideas and proposals referred to above may involve one or more of the events or matters specified in (a) through (j) of Item 4 of Schedule 13D. There is no assurance that the Reporting Persons will take any of the actions set forth above and, if undertaken, the Reporting Persons may modify or terminate any activities at any time.

Except as indicated above, none of the Reporting Persons have any plans or proposals that relate to or would result in any other action specified in Item 4 on this Schedule 13D. The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4, including, among others, the purchase price and the financing arrangement for the transactions contemplated under any proposal. Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to applicable law.

Item 5. Interests in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

(a)–(b)	The ownership percentages appearing on the cover page of this Schedule 13D have been calculated based on 32,916,020 shares of Common Stock of the Issuer outstanding as of November 6, 2019, as reported in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on November 7, 2019.

The response of each of the Reporting Persons to rows (7) through (11) of such cover page are incorporated herein by reference.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transactions in the Common Stock during the 60 days preceding the filing of this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit A—Joint Filing Agreement, dated as of April 11, 2019, by and among the Reporting Persons, incorporated herein by reference to Exhibit A to the Schedule 13D Filing filed on April 11, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 5, 2020

By:	/s/ Anthony A. Yoseloff
Name:	ANTHONY A. YOSELOFF, (i) individually, (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP, (x) for itself and (y) as Investment Manager of Davidson Kempner International, Ltd., (b) M.H. Davidson & Co. GP, L.L.C., as General Partner of M.H. Davidson & Co., (c) MHD Management Co. GP, L.L.C., as General Partner of MHD Management Co. as General Partner of Davidson Kempner Partners, (d) DK Group LLC, as General Partner of Davidson Kempner Distressed Opportunities Fund LP and (e) DK Stillwater GP LLC, as General Partner of DK Management Partners LP, as Investment Manager of Davidson Kempner Distressed Opportunities International Ltd., and (iii) as Director of Davidson Kempner Advisers Inc. as General Partner of Davidson Kempner Institutional Partners, L.P.

Schedule 1

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND

EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the “Instruction C Persons”).

REPORTING PERSON: M.H. DAVIDSON & CO. (“CO”)

M.H. Davidson & Co. GP, L.L.C. (“CO GP”) serves as the general partner of CO. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of CO. CO GP is a Delaware limited liability company.

Anthony A. Yoseloff, Eric P. Epstein, Avram Z. Friedman, Conor Bastable, Shulamit Leviant, Morgan P. Blackwell, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, Joshua D. Morris and Suzanne K. Gibbons (the “Managing Members”) serve as the managing members of CO GP. The business address of each Managing Member is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. The principal occupation of each Managing Member is to invest for funds and accounts under their management. Each Managing Member is a United States citizen.

REPORTING PERSON: DAVIDSON KEMPNER PARTNERS (“DKP”)

MHD Management Co. GP, L.L.C. (“MHD GP”) serves as the general partner of MHD Management Co. (the “DKP GP”), which serves as the general partner of DKP. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of the DKP GP. MHD GP is a Delaware limited liability company.

The Managing Members serve as the managing members of MHD GP. The other information with respect to the Managing Members required by Instruction C of the instructions to Schedule 13D is set forth above.

REPORTING PERSON: DAVIDSON KEMPNER INSTITUTIONAL PARTNERS, L.P. (“DKIP”)

Davidson Kempner Advisers Inc. (“DKAI”) serves as the general partner of DKIP. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKIP. DKAI is a New York corporation.

The Managing Members serve as the executive officers of DKAI. The other information with respect to the Managing Members required by Instruction C of the instructions to Schedule 13D is set forth above.

REPORTING PERSON: DAVIDSON KEMPNER INTERNATIONAL, LTD. (“DKIL”)

The following sets forth the name, position, address, principal occupation and citizenship of any other control person, director and/or executive officer of DKIL:

Name	Position	Citizenship	Present Principal Occupation	Business Address
Thomas L. Kempner, Jr.	Director	United States	Retired Senior Managing Member of Davidson Kempner Capital Management LP and its affiliates	c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022

Gary Linford	Director	South Africa	Director of HighWater Limited	Grand Pavilion Commercial Centre 1st Floor, 802 West Bay Road P.O. Box 30599, KY1-1203 Grand Cayman, Cayman Islands

John Lewis	Director	Canada	Director of HighWater Limited	Grand Pavilion Commercial Centre 1st Floor, 802 West Bay Road P.O. Box 30599, KY1-1203 Grand Cayman, Cayman Islands

REPORTING PERSON: DAVIDSON KEMPNER DISTRESSED OPPORTUNITIES FUND LP (“DKDOF”)

DK Group LLC (“DKG”) serves as the general partner of DKDOF. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKDOF. DKG is a Delaware limited liability company.

The Managing Members serve as the managing members of DKG. The other information with respect to the Managing Members required by Instruction C of the instructions to Schedule 13D is set forth above.

REPORTING PERSON: DAVIDSON KEMPNER DISTRESSED OPPORTUNITIES INTERNATIONAL LTD. (“DKDOI”)

Messrs. Thomas L. Kempner, Jr., Gary Linford and John Lewis serve as the directors of DKDOI. The other information with respect to Messrs. Thomas L. Kempner, Jr, Gary Linford and John Lewis required by Instruction C of the instructions to Schedule 13D is set forth above.

REPORTING PERSON: DAVIDSON KEMPNER CAPITAL MANAGEMENT LP (“DKCM”)

DKCM GP LLC (“DKCM GP”) serves as the general partner of DKCM. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKCM. DKCM GP is a Delaware limited liability company.

The Managing Members serve as the managing members of DKCM. The other information with respect to the Managing Members required by Instruction C of the instructions to Schedule 13D is set forth above.